Exhibit 99.1

News Release

Reed Elsevier Capital Inc.

7 November 2012

Reed Elsevier announces final settlement results of private exchange offers

Reed Elsevier Capital Inc., a wholly-owned US subsidiary of Reed Elsevier Group plc, today announced the final settlement results of the previously announced private offers to exchange its outstanding 7.750% Notes due 2014 (the “2014 Notes”) and its outstanding 8.625% Notes due 2019 (the “2019 Notes” and, together with the 2014 Notes, the “Old Notes”) for up to $600m aggregate principal amount of its 3.125% notes due 2022 (the “New Notes”) and cash (the “Private Exchange Offers”). The New Notes are unsecured senior obligations of Reed Elsevier Capital Inc. and are fully and unconditionally guaranteed (the “Guarantees”) jointly and severally by Reed Elsevier PLC and Reed Elsevier NV.

As of midnight, New York City time, on November 5, 2012 (the “Expiration Date”), $78,225,000 aggregate principal amount of 2014 Notes and $220,906,000 aggregate principal amount of 2019 Notes had been validly tendered and not validly withdrawn pursuant to the Private Exchange Offers. In exchange for the $78,225,000 aggregate principal amount of 2014 Notes tendered, $44,061,000 aggregate principal amount of New Notes will be issued, together with $41,457,539 of cash. In exchange for the $220,906,000 aggregate principal amount of 2019 Notes tendered, $267,115,000 aggregate principal amount of New Notes will be issued, together with $33,273,833 of cash. Of the 2014 Notes validly tendered, $77,174,000 aggregate principal amount were validly tendered prior to 5:00 p.m., New York City time, on October 22, 2012 (the “Early Participation Date”) and accepted for exchange on October 24, 2012 (the “Early Settlement Date”). The remaining $1,051,000 of 2014 Notes were validly tendered after the Early Participation Date but before the Expiration Date. Of the 2019 Notes validly tendered, $220,658,000 aggregate principal amount of 2019 Notes were validly tendered and not validly withdrawn prior to the Early Participation Date and $248,000 aggregate principal amount of 2019 Notes were validly tendered after the Early Participation Date but before the Expiration Date. The $1,051,000 aggregate principal amount of 2014 notes tendered after the Early Participation Date and the $220,906,000 aggregate principal amount of 2019 Notes tendered have been accepted for exchange. Today, $592,000 aggregate principal amount of New Notes will be issued together with cash of $505,128 in exchange for such 2014 Notes and $267,115,000 aggregate principal amount of New Notes will be issued together with cash of $33,273,833 in exchange for such 2019 Notes. After giving effect to the Private Exchange Offers, an aggregate principal amount of $461,025,000 of 2014 Notes, $729,094,000 of 2019 Notes and $561,176,000 of New Notes, including the $250,000,000 of New Notes issued for cash on October 16, 2012, will be outstanding.

The New Notes and the Guarantees have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or any state or other securities laws and are being offered and sold only (i) in the United States, to “qualified institutional buyers” as defined in, and in reliance on, Rule 144A under the Securities Act (“QIBs”) and (ii) outside the United States, to persons who are not “U.S. persons,” in reliance on Regulation S under the Securities Act (“Regulation S”), and who are “non-U.S. qualified offerees” (as defined in the confidential offering memorandum relating to the Private Exchange Offers). The New Notes are subject to restrictions on transferability and resale and may not be transferred or resold except in compliance with the registration requirements of the Securities Act or pursuant to an exemption therefrom and in compliance with other applicable securities laws.

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Notes to editors

About Reed Elsevier

Reed Elsevier Group plc is a world leading provider of professional information solutions to the science, medical, legal, risk management, and business to business sectors. Reed Elsevier Group plc is owned equally by two parent companies, Reed Elsevier PLC and Reed Elsevier NV. Their shares are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RUK and ENL. Reed Elsevier Capital Inc. is a wholly-owned indirect subsidiary of Reed Elsevier Group plc whose sole business is related to the issuance and payment of securities which are guaranteed by Reed Elsevier PLC and Reed Elsevier NV.